PEARSON

24 September 2004

RECEIVED

2004 OCT -6 A 11:21

OFFICE OF INTERNATIONAL CORPORATE FINANCE

04045364

TELEPHONE . . .
FACSIMILE +44 20 7010 6060
www.pearson.com

Pearson plc
Submission Pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934 - File number: 82-4019

SUPPL

Dear Sirs

On behalf of Pearson plc, a company duly organised under the laws of England and Wales (the "Company"), I am furnishing the following information pursuant to Rule 12g3-2(b) (1) (iii) under the United States Securities Exchange Act of 1934 (the "Act") in order to maintain the Company's exemption from the reporting requirements of Section 12 (g) of the Act available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder:

Press Releases:-
25 August – Pearson Education creates new business units to accelerate..............
30 August – Pearson school systems acquires altonaEd
7 September – Interactive Data completes acquisition of FutureSource, LLC
9 September – FT Interactive Data awarded gold in Citycompass – 2004 BISS ......
9 September – Pearson awarded $73million contract by the centers for disease control....
13 September – Pearson launches progress assessment series
14 September – Rona Fairhead, Pearson CFO, presents to Citigroup
15 September – Pearson Government Solutions wins ten year contract......
16 September – Pearson Education to acquire Dominie Press
16 September – Financial Times ranked number one in Europe on EBRS 2004-09-23

Any questions concerning this submission may be directed to me at the address and telephone number above.

Please acknowledge receipt of this letter by stamping and returning the enclosed duplicate of this letter to me in the enclosed self-addressed stamped envelope.

PROCESSED
OCT 06 2004
THOMSON
FINANCIAL

Very truly yours

S. Jones

3

JW 10/6

Stephen Jones
Deputy Secretary

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-9

H:\AbrahamC\CA\ADR.SEC.doc

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25 August 2004

Pearson Education Creates New Business Units to Accelerate Integration of Print and Technology

Pearson Education, the global leader in education publishing, today announced it has accelerated momentum in integrating its vast print and technology resources by forming three new business units drawing on talent and technology from its Pearson Digital Learning business and basal and supplementary companies of the School Group.

The new organizations, Pearson School Technology, Pearson Digital Learning and Pearson School Systems, will provide schools with integrated solutions and products to help them solve the challenges of improving student performance as part of the federally mandated goals of No Child Left Behind.

"Pearson Education has been successful with the integration of print and technology to provide content, reporting, enterprise tools and other applications to address student needs. But technology availability in schools has reached the 'tipping point' and educators are demanding its use for greater effectiveness, efficiency, and to motivate students," said Steven Dowling, executive vice president at Pearson Education and head of the School Companies Group. "The Pearson Education companies have won their leadership positions in all areas by providing what educators need today, while providing solutions that will carry them into the future. These changes will help us be quick, nimble, and squarely on-target in anticipating the needs of K-12 educators."

Pearson School Technology (PST) has been formed to support the building of comprehensive solutions consisting of print and software products. This new central technology organization for the Pearson Education school companies will leverage the talents and emerging product development capabilities across the entire Pearson Education organization. Jack Lynch, president and CEO of Pearson Digital Learning (PDL), becomes president of Pearson School Technology.

The new Pearson Digital Learning organization will now focus exclusively on curriculum solutions delivering its flagship SuccessMaker® Enterprise electronic curriculum system; the Waterford Early Reading™ and Waterford Early Math & Science™ programs; NovaNET® online curriculum for grades 6-12; and the KnowledgeBox™ K-12 digital learning system.

Bob Roliardi, senior vice president of sales and marketing, has been named president of the new Pearson Digital Learning reporting to Beth Wray, president of the Supplementary and Professional Development Group which includes the Pearson Learning Group (PLG) and LessonLab (LL).

"With PDL, PLG and LL sitting side-by-side, Pearson can link student performance, intervention and professional

development together and engage our extensive field-based staff of educational consultants to work for improved student performance using all of these tools," said Dowling.

The new Pearson School Systems (PSS) organization will focus on enterprise solutions for K-12 school districts. With a dedicated focus on the increasingly important student performance management segment, Pearson School Systems will redefine the market by combining the power of assessment, reporting and student information through its widely acclaimed SASIxp™; CIMS® comprehensive finance, human resources, and student information system; and Concert™ Solution Suite.

PSS will continue the extensive enhancement and maintenance plans in place for its entire lineup of administrative products, including the addition of a centralized database in SASIxp. Mike Evans, vice president of product management for PDL has been named president of the new group. He will report to Lynch who will retain responsibility for Pearson School Systems.

"It is because of the success at building PDL during the past year that we can take this step of aligning our curriculum businesses and creating a singly-focused school systems business," said Dowling. "Since its formation in 2003, PDL has maintained its leadership position in all product categories, captured new market share, and improved its overall performance by more than 200 percent."

For further information
Leslie Eicher APR +1 314 965 1776

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30 August 2004
Pearson School Systems acquires altonaEd

Pearson School Systems Acquires altonaEd

Expands Leadership Position in Student Information with Premiere Web-

Pearson School Systems (PSS), the leader in student information and digital reso education, today announced the acquisition of altonaEd, creators of the School In Performance System (SiPs), a next generation of student information technology. acquisition were not disclosed.

The acquisition supports Pearson Education's strategy to enable educators to use assess students, diagnose achievement gaps and prescribe instructional strategie the district, school, classroom and student levels. Further, the addition of the We positions Pearson School Systems as the leader in student information systems w and flexible student information solutions for the preK-12 marketplace.

"We are excited to offer this new technology to educators who are committed to I to improve student performance. SiPs represents the future of student informati Web-based, scalable, multi-platform design. Combined with new investments pla SASIxp and CIMS student information systems we will offer the greatest degree c student information needs of K-12 school districts," said Mike Evans, president of Systems.

SiPs' fully web-based technology is a powerful administrative tool integrating all a management. A centralized database provides administrators, teachers and pare to current attendance, grading and discipline information, while providing informa directors with a state-of-the-art enterprise application. SiPs' relational database scalability, and its web-based access provides secure entry anytime-anywhere frc with a standard Web browser. Advanced scheduling technologies reduce manual student course placements.

"This merging of capabilities is great news for educators," said Robert Darby, pre: "SiPS fits beautifully with Pearson's strategy to capture and utilize comprehensive efficiently drive individualized instruction. Educators will be better positioned to p achievement through the use of a powerful, comprehensive system that allows fo information, instructional management, assessment and decision support."

About Pearson School Systems

Focusing exclusively on enterprise solutions for K-12 school districts, Pearson Sch dedicated to helping educators improve student performance by combining the p reporting and student information solutions. Its innovative, digital solutions inclu SASIxp™; CIMS® comprehensive finance, human resources, and student informa Concert™ Solution Suite. Pearson School Systems' products are used by more tha nationwide.

Pearson School Systems is part of Pearson Education (NYSE: PSO), the world's le education company.

EDITORS NOTE: Pearson School Systems is a new business unit of Pearson Educ

specifically on the administrative and enterprise system needs of K-12 school dist
http://www.pearsondigital.com/press/2004/pr-0825-
Pearson_Education_creates_new_business_units_to_accelerate_integration_of_p
for the press release announcing the formation of the new PSS unit.

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07 September 2004

Interactive Data completes acquisition of FutureSource, LLC

Interactive Data Corporation (NYSE:IDC), a leading global provider of securities pricing, financial information and analytic tools to institutional and individual investors, today announced the closing of the company's acquisition of the assets of FutureSource, LLC and its subsidiaries for $18 million in cash.

FutureSource is a leader in the real-time futures, commodities and foreign exchange markets. Interactive Data plans to combine FutureSource's products and services into its eSignal division.

About Interactive Data Corporation

Interactive Data Corporation is a leading global provider of securities pricing, financial information, and analytic tools to institutional and individual investors. The company supplies time-sensitive pricing (including evaluated pricing), dividend, corporate action, and descriptive information for more than 3.5 million securities traded around the world, including hard-to-value instruments. Many of the world's best-known financial service and software companies subscribe to the company's services in support of their trading, analysis, portfolio management, and valuation activities.

Interactive Data Corporation is headquartered in Bedford, Massachusetts.. Through its branded businesses, FT Interactive Data, ComStock, CMS BondEdge, and eSignal, Interactive Data Corporation has approximately 1,700 employees in offices located throughout North America, Europe, Asia, and Australia. Pearson plc (NYSE: PSO), an international media company, whose businesses include the Financial Times Group, Pearson Education, and the Penguin Group, owns approximately 60 percent of the outstanding common stock of Interactive Data Corporation.

For further information

Investor Contact:
Andrew Kramer, 781-687-8306
Andrew.Kramer@ftid.com
or
Media Contact:
Jeanne Murphy, 781-687-8548
jeanne.murphy@ftid.com

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09 September 2004

FT Interactive Data awarded Gold in Citycompass - 2004 B.I.S.S. Corporate Actions Report

FT Interactive Data has been awarded gold accreditation in the 2004 CityCompass Benchmarking International Systems and Services - Corporate Actions (B.I.S.S.) report

FT Interactive Data, the major operating subsidiary of Interactive Data Corporation (NYSE: IDC) and a leading supplier of financial information and analytical software to global markets, was presented with a gold award for its corporate actions service at yesterday's CityCompass 'The City in Action' conference held at the Merchant Taylors' Hall, London.

The 2004 corporate actions report, undertaken by Bloor Research on behalf of CityCompass, independently assessed both system suppliers and information vendors as to how well their services meet customer needs.

FT Interactive Data scored highly on the breadth and depth of its coverage, and was noted for continuously extending its global coverage. FT Interactive Data was also accredited with the high standard of its service and its willingness to meet a specific customer request. The report cited: "The outstanding feature is their concern to achieve a solution that fits into the exact needs of their customer". Indeed, FT Interactive Data's attitude to customers was noted as "exceptional in today's competitive markets for good, clean, accurate data".

The independent user panel took particular note of the extensive work and involvement of FT Interactive Data in supporting global industry standards. By mapping its corporate actions data to the MT564 event types specified within ISO 15022, FT Interactive Data announced early in August 2004 that it now offers both new and existing customers immediate access to its global ISO 15022 service.

Gary Wright, managing director of CityCompass and creator of the benchmarking process, said: "The new B.I.S.S. gold standard is totally focused on the capability of systems and information services meeting the buyer's business requirements, therefore establishing which vendors actually perform to the buyer's satisfaction. The vendors will now have a new and important target to meet, and through the new B.I.S.S. gold standard only a high quality product will be able to attain the necessary standard."

Roger Sargeant, FT Interactive Data's European managing director, commented: "We are delighted to have taken part in the CityCompass benchmarking report and 'The City in Action' conference. Having provided global corporate actions event data for over 30 years, we have a wealth of experience in gathering, updating, validating and delivering this data. We are

very pleased to have been given the B.I.S.S. gold award.

For further information please contact:
Sue Mitchell, FT Interactive Data
Tel: +44 (0) 20 7825 8076 Email: sue.mitchell@ftid.com

About FT Interactive Data

FT Interactive Data is a leading provider of financial information and analytical software to global markets. FT Interactive Data supplies global securities pricing, evaluations, dividend, corporate action and descriptive information designed to support mutual funds' pricing activities, securities operations, research and portfolio management. The company collects, edits, maintains and delivers data on more than 3.5 million securities, including daily evaluations for more than 2.5 million fixed income issues. FT Interactive Data specialises in 'hard-to-value' instruments and 'hard-to-get' information from emerging markets.

Through BondEdge®, FT Interactive Data is a recognised leader and independent source of fixed income portfolio analytics, risk management tools and quantitative research.

FT Interactive Data is the major operating subsidiary of Interactive Data Corporation (NYSE: IDC), a leading global provider of financial and business information to institutional and individual investors. Headquartered in Bedford, Massachusetts, Interactive Data Corporation has approximately 1,700 employees in offices throughout the world.

Interactive Data Corporation (www.InteractiveDataCorp.com) is approximately 60 per cent owned by Pearson plc and included within its Financial Times Group. Other Financial Times Group companies include the Financial Times newspaper, FT.com and Financial Times Business. Pearson plc is an international media company with market leading businesses in education, business information and consumer publishing.

For further information please see: www.FTInteractiveData.com

About CityCompass
Initially conceived and founded by five senior financial services industry operations professionals, CityCompass was incorporated in May 2000 to provide a unique range of services to suppliers and users of products in the financial services industry. These services encompass reports providing independent analysis and opinion and information on topical industry issues, thought leadership events, event creation and management, agent consultancy and training.
For further information please see: www.citycompass.org

Press releases

09 September 2004

Pearson awarded $73 million contract by the centers for disease control and prevention

New Approach Will Improve Public Health and Safety Information Delivery

ARLINGTON, Va - Pearson Government Solutions has been awarded a multi-year contract by the US Centers for Disease Control and Prevention (CDC) to develop a unified approach to communicating public health information to health professionals and the public. The contract, for $73 million over a seven-year period, enables Pearson to utilize its more than 20 years of experience delivering customer interaction services to help CDC promote health and safety to the American public.

Pearson will assist the CDC in providing a unified approach to its full range of health information management services, including establishing contact center facilities and capitalizing on its leading-edge technology for seamless management and integration for responding to inquiries about public health issues.

"We are very excited to have been chosen by CDC to lead its efforts to better disseminate health and safety information to health professionals as well as to the general public," said Mac Curtis, CEO and President of Pearson Government Solutions. "Our significant expertise in developing customer contact centers will help the CDC meet its critical mission of raising awareness about diseases, injuries, and disabilities."

Pearson Government Solutions' Citizens Services Division will lead this effort with its key partners including the Constella Group, Capgemini, and Coray Gurnitz Consulting.

Pearson has more than 20 years experience in managing award-winning, customer interaction centers and eGovernment projects for federal agencies. Pearson has five major domestic contact centers and over 3,000 information specialists who serve as the voice of the federal government for more than 32 programs including 1-800-4-FED-AID for the U.S. Department of Education Student Financial Aid program and 1-800-MEDICARE for the Departments of Health and Human Services, Centers for Medicare and Medicaid Service. Pearson is recognized for industry leading customer satisfaction scores according to the American Customer Satisfaction Index (ACSI), a national index measuring customer and consumer satisfaction with industry and government services.

About Pearson Government Solutions

Pearson Government Solutions, based in Arlington, Va, serves

the federal government market, delivering solutions that support public sector entities in their delivery of information, benefits, and services to their constituents. Clients include the Federal Communications Commission, the U.S. Departments of Defense, Education, Health and Human Services, Homeland Security, Justice, Labor and Veterans Affairs and the U.S. Office of Personnel Management.

Pearson Government Solutions is part of Pearson (NYSE: PSO; LSE: PSON), the international media company, whose primary operations also include Pearson Education, the world's largest education company, the Financial Times Group and the Penguin Group.

Further information

David Hakensen: (952) 681-3040

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13 September 2004

Pearson launches Progress Assessment Series

Pearson Education today launched the first formative assessment products designed to forecast student growth toward state performance standards. Released for the 2004-2005 school year, the first two products in the Progress Assessment Series™ (PASeries™) product line, PASeries Reading and PASeries Mathematics, use the scientific Lexile® scale for reading measurement and its new companion Quantile™ scale for mathematics to evaluate student progress.

Developed to provide educators in grades 3 through 8 with better ways to measure student progress and tie assessment to classroom instruction, PASeries assessments are scientifically valid, reliable and research-based benchmark tests. PASeries tests are designed for completion in one class period and for delivery either on paper or online with quick electronic reporting of results.

"PASeries was designed to help states and school districts meet increasing community demands for accountability," said Douglas Kubach, president, Pearson Educational Measurement. "Using the tools in these innovative assessment products, teachers can now map instruction directly to learning needs and meet the ultimate goal of testing – improving student achievement."

Used in PASeries Reading, Lexiles provide a common scale for matching reader ability and text difficulty, allowing easy monitoring of student progress. More than 19 million students will receive a Lexile measure during the 2004-2005 school year. The Quantile Framework® for Mathematics, also launched today by MetaMetrics Inc., developer of The Lexile Framework® for Reading, measures math achievement on a scientific, developmental scale similar to the way that Lexiles measure reading ability.

Each PASeries Reading assessment includes a screening test for placement and three progress monitoring tests for each grade. PASeries Mathematics assessments include a screening test for placement, six progress monitoring tests for each grade and diagnostic tests by strand with item analysis reports.

More than 40,000 students from districts such as Miami-Dade County School District, Paterson (N.J.) Public Schools, Chicago Public Schools, Long Beach Unified School District and Houston Independent School District participated in 2003-2004 school year field tests of PASeries Reading and PASeries Mathematics.

About Pearson Education

Educating 100 million people worldwide, Pearson Education is the global leader in educational publishing. With brands such as

Pearson Prentice Hall, Pearson Scott Foresman, Pearson Educational Measurement, Pearson NCS, Pearson Learning Group, LessonLab, and many others, Pearson Education provides quality content, assessment tools and educational services in all available media, spanning the learning curve from birth through college and beyond. Pearson Education is part of Pearson, the international media company, whose other primary operations include the Financial Times Group and the Penguin Group.

For further information:
David Hakensen: (952) 681-3040

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15 September 2004

Pearson Government Solutions wins ten year contract for Southwark Customer Service Centre

Pearson Government Solutions today announced that it has been selected by the London Borough of Southwark as its preferred partner for a ten year contract for its new Customer Service Centre (CSC).

The CSC will modernise and simplify the provision of council services in Southwark. It will handle enquiries and support delivery of services to residents and businesses in the borough from April 2005. Processes that are currently dealt with by a number of different departments - such as housing, planning and environment - will be brought together in a one-stop shop for the first time. Customers will be able to deal with the CSC through a wide range of channels, including telephone, online and email, post and fax and in person. The London Borough of Southwark expects the CSC to deliver a range of benefits, including better information, more efficient management of enquiries and more effective delivery of services.

David Bell, Pearson's director for people, said:

"The Customer Service Centre is a crucial part of Southwark's bold plan for modernising and improving services. We already help deliver government services to 200 million citizens worldwide, and we look forward to helping Southwark make a real difference in its provision of information and services."

Southwark Council's executive member for communication and improvement, Cllr James Gurling, said:

"We are going through a huge modernisation programme and the Customer Service Centre, and access to services via the internet, are at the core of this transformation. Our long-term plan is to provide a model of good practice which could be bought into by other councils, bringing extra revenue into Southwark."

As prime contractor, Pearson Government Solutions will work with a number of partners, including Liberata, Axon, SAP and valueadding.com.

Pearson Government Solutions has more than 25 years' experience in managing award-winning customer contact programmes and eGovernment projects. It has over 3,000 information specialists in 35 contact centres worldwide, serving as the voice of public sector organisations for more than 32 programmes. These include 1-800-4-FED-AID for the U.S. Department of Education Student Financial Aid programme, dealing with 10 million applicants annually, and 1-800-MEDICARE for the Departments of Health and Human Services, Centers for Medicare and Medicaid Service, handling some 13 million enquiries a year.

Further information

Charlotte Elston Pearson 020 7010 2314

Press releases

16 September 2004

Pearson Education to acquire Dominie Press

Pearson Education, the world's largest education company, today announced the acquisition of Dominie Press, Inc., Carlsbad, Calif., a leading independently owned supplemental publishing company serving the K-8 education market. Terms of the acquisition were not disclosed.

Dominie Press currently publishes about 2,300 titles in a variety of niches, including K-8 leveled readers; research-based reading and writing assessment and oral language assessment; Spanish language materials for K-6 reading and assessment; teacher resources and professional development materials, and; library materials for school and public libraries. Dominie Press will become part of the Pearson Learning Group, based in Parsippany, N.J.

"The addition of Dominie Press to Pearson Learning Group will expand our commitment to guided reading and leveled books. In particular, the large number of Spanish language publications reinforces our commitment to the Spanish language and ESL/ELL market," said Dan Caton, president, Pearson Learning Group. "Dominie Press is also strong in early childhood and non-fiction, areas of increasing importance to Pearson, and reading assessment continues to be an area of strength for both companies."

About Pearson Learning Group

Specializing in PreK-12 supplemental and special needs basal programs, Pearson Learning Group publishes under five imprints: Modern Curriculum Press, Globe Fearon, Celebration Press, Dale Seymour Publications and Pearson Early Learning.

About Pearson Education

Educating 100 million people worldwide, Pearson Education is the global leader in educational publishing. With brands such as Pearson Prentice Hall, Pearson Scott Foresman, Pearson Learning Group, LessonLab, and many others, Pearson Education provides quality content, assessment tools and educational services in all available media, spanning the learning curve from birth through college and beyond. Pearson Education is part of Pearson, the international media company, whose businesses also include the Financial Times Group and the Penguin Group.

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16 September 2004

Financial Times ranked number one in Europe on EBRS 2004

- FT retains lead in UK and Continental Europe
- CEBRS 2004 ranks FT top international publication
- FT readership is nearly five times larger than Wall Street Journal Europe
- FT.com is Europe's leading business website

The results of the 2004 European Business Readership Survey (EBRS) show that the Financial Times has retained its lead as the number one business title in Europe for the 8th consecutive survey.

The FT remains the most widely read publication amongst this influential European audience, read by 13.1% of the survey universe. The FT's lead over the Wall Street Journal Europe remains significant, with the FT reaching almost five times as many senior level executives across Europe. The FT has also retained its lead over the other international English language dailies, beating its nearest competitor, the International Herald Tribune, with four times as many readers per issue.

In the UK, the FT is the top daily newspaper, read by 34% of the survey universe.

In Continental Europe, the FT remains the best-read daily English language title and also the most highly regarded international publication, with more respondents citing the FT as their 'most important' business read than any other publication.

The European Business Readership Survey is one of the premium pan-European readership surveys, providing data on the media and marketing habits of senior level executives across 19 European countries. For the first time, the 2004 survey includes data on web site usage. FT.com is ranked as the leading business website.

The FT is also ranked as the leading international business title on the Central European Business Readership Survey (CEBRS). The survey incorporates data from business leaders in the largest companies across Poland, the Czech Republic and Hungary. The FT's reach on this increasingly important part of the survey has increased by 7% on CEBRS 2002.

Commenting on the survey results, Ben Hughes, the FT's Worldwide Advertising Director, said: "The results confirm that the FT has retained its position as the medium of choice for Europe's business leaders. The fact that the FT is by far the most highly regarded business title across Europe is a vindication of the brand's strength in this market, and of our ability to provide unrivalled editorial content which is accurate, independent and authoritative, both in print and online. More

people are turning to the FT in print and online than any other newspaper brand"

For further information:

Joanna Manning-Cooper +44 (0) 20 7873 4447 or joanna.manning-cooper@ft.com

Notes to Editors:

• EBRS - The survey is one of the premium pan-European readership surveys. It provides data on the media and marketing habits of senior decision makers and is used by agencies and clients to plan their business advertising campaigns. Launched in 1973, EBRS 2004 showcases data on 400,000 top executives from 17 European countries revealing business behaviour amongst the leading European companies.

• CEBRS – The survey provides data on the media and marketing habits of senior decision makers from the largest companies in Poland, Czech Republic and Hungary. CEBRS 2004 showcases data on 39,433 senior level executives.

The Financial Times Group, one of the world's leading business information companies, aims to provide a broad range of business information and services to the growing audience of internationally minded business people. The FT Group includes:

1. The Financial Times, one of the world's leading business newspapers, recognised internationally for its authority, integrity and accuracy. Providing extensive news, comment and analysis, the newspaper is printed in 22 cities across the globe, has a daily circulation of over 440,000 and a readership of more than 1.6 million people worldwide.

2. FT.com is one of the world's leading business information websites, and the internet partner of the FT newspaper. Since its relaunch in May 2002, the website has continued to be the definitive home for business intelligence on the web, providing an essential source of news, comment, data and analysis for the global business community. FT.com attracts 3.6 million unique monthly visitors, generating 58.2 million page views and has over 76,000 subscribers. FT.com broke even in December 2002.

3. The FT Group's pan-European network of national business newspapers and online services including France's leading business newspaper and website, Les Echos and lesechos.fr, and Spain's leading business newspaper and website, Expansion and expansiondirecto.es. In February 2000, the FT launched the German language FT Deutschland, with a fully integrated online business news and data service.

4. Through FT Interactive Data, the FT Group is one of the world's leading sources of securities pricing and specialist financial information to global institutional, professional and individual investors. Its products include eSignal, an online realtime streaming quotation service for brokers and active traders.

5. FT Business, which produces specialist information on the retail, personal and institutional finance industries. It publishes the UK's premier personal finance magazine, Investors

Chronicle, and The Banker, Money Management and Financial Adviser for professional advisers.

6. The Financial Times Group also has a stake in a number of joint ventures, including;

• FTSE International, a joint venture with the London Stock Exchange.
• Vedomosti, Russia's leading business newspaper and a partnership venture with Dow Jones and Independent Media
• A 50% stake in BDFM, publishers of South Africa's leading financial newspapers and websites.
• A 50% stake in The Economist Group, which publishes the world's leading weekly business and current affairs journal.
• A 13.85% stake in Business Standard, one of India's leading financial newspapers.

The FT Group is part of Pearson plc, the international media group.